SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 17, 2002

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the nine- month periods ended September 30, 2002 and 2001
Item

1.	Limited Review Report of Independent Public Accountants on Interim Financial Statements.

2.	Financial Statements for the Nine-Month Periods Ended September 30, 2002 and 2001.

3.	Note to the Financial Statements for the Nine-Month Periods Ended September 30, 2002 and 2001.

4.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s
Discussion and Analysis of Financial
Condition and Results of Operations
as of and for the nine-month periods ended September 30, 2002 and 2001

ITEM 1

Limited review report of independent public
accountants on interim financial statements

To the Board of Directors of
Telefónica Holding de Argentina S.A.

1.
We have reviewed the accompanying balance sheet of Telefónica Holding de Argentina S.A. (“the Company”—an Argentine Corporation) as of September 30, 2002 and the related statements of income, cash flows and changes in shareholders’ equity for the nine-month period ended on such date, all expressed in constant Argentine pesos (see Note 2.3. to the accompanying financial statements) and prepared according to generally accepted accounting principles in Argentina (“Argentine GAAP”).

2.
The Company’s financial statements as of September 30, 2001 and for the nine-month period then ended (before their restatement in constant pesos of September 30, 2002 and before computing the retroactive effect of the change in accounting method described in note 2.8. to the accompanying financial statements) were reviewed by other auditors, who issued an unqualified limited review report according to generally accepted auditing standards in Argentina, dated November 8, 2001.

3.
The preparation and issuance of the financial statements as of and for the nine-month periods ended September 30, 2002 and 2001 is the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on the financial statements referred to in paragraph 1. based on the review we conducted with the scope mentioned in paragraph 4. of this report.

4.
We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5.
We have not reviewed the financial statements of Telinver S.A. as of September 30, 2002, which were used by Telefónica de Argentina S.A. (“Telefónica”), an Argentine corporation controlled by the investee company Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), to value the equity interest in such company by the equity method of accounting and to prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver as of September 30, 2002, which is disclosed net under the caption Noncurrent investments in the accompanying financial statements, amounted to $16 million (calculated considering the Company’s indirect ownership interest in such company), and the loss computed in the financial statements of the Company for the investment in such company amounts to a net loss of $41 million (calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated November 4, 2002, expressing a qualified opinion due to uncertainties about Telinver S.A.’s ability to continue as a going concern and to the recoverability of accumulated minimum presumed income tax charge for a booked value of $3 million. Therefore, our review report, with regard to the figures included for Telinver S.A., is based on the report of those auditors.

6.
As described in Note 10. to the accompanying financial statements, in the current year a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the abovementioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Argentine Government’s internal and external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República

Argentina; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government, which may include the making of changes to those already adopted. The accompanying financial statements should be read taking into account the issues mentioned above.

7.
As further described in Note 5.1.a) to the accompanying financial statements, under Law N° 25,561, Telefónica will have to renegotiate with the Government the rate scheme to be effective in the future. Although the Company valued its assets related to its direct and indirect ownership interest in Cointel and Telefónica as of September 30, 2002 on the basis of Company’s management best estimate considering currently available information, Telefónica and Cointel cannot predict with precision the future rate scheme and therefore the amount of their future revenues and net cash flows. Consequently, whether the booked amounts of such related assets as of September 30, 2002, comprising of the Company’s intangible assets amounting to $583 million, as well as of Cointel’s intangible assets, which calculated considering the Company’s direct ownership interest in such company amount to $177 million and of Telefónica’s fixed assets and tax on minimum presumed income, which calculated considering the Company’s indirect ownership interest in such company amount to $2,867 million, are fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s and Cointel’s operations and cash flows. Accordingly, no impairment relating to the recoverability of these assets has been made by the Company in the accompanying financial statements as of September 30, 2002.

8.
As described in notes 5.1.a) and 11.3.d) to the accompanying financial statements, as of September 30, 2002 Company’s current assets in foreign currency, as well as Cointel’s (investee company) consolidated current assets in foreign currency with Telefónica are lower than the respective current liabilities and consolidated current liabilities in foreign currency of such companies in the amount of US$534 million (equivalent to $1,998 million as of September 30, 2002) and US$1,028 million (equivalent to $3,845 million as of September 30, 2002), respectively. The Company, Cointel and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect parent companies. Although the Company has expressed that it will continue to make its best efforts to obtain such financing, as of the date of issuance of this report, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable such companies to settle their liabilities in the normal course of business and maintain their normal operations. The independent public accountant´s report on the financial statements of Cointel for the year ended September 30, 2002, includes a qualification for uncertainties described in this paragraph and paragraph 7. of this report. Likewise, as described in Note 9. to the accompanying financial statements, the Company has a negative shareholders’ equity amounting to $1,275 million as of September 30, 2002 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the suspension of item 5 of section 94 of the Argentine Business Associations Law, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

9.
In the report corresponding to the audit, according to generally accepted auditing standards in Argentina, on the financial statements of the Company for the fiscal year ended December 31, 2001, dated February 26, 2002, the predecessor auditors of the Company included a qualification for uncertainties relating to the Company, Cointel and Telefónica’s ability to continue as a going concern and to the recoverability of Telefónica’s telecommunications business fixed assets as of September 30, 2001 in the amount of $1,455 million (equivalent to $3,219 million in constant Argentine pesos of September 30, 2002), amount calculated considering the Company’s indirect ownership interest in Telefónica. Such uncertainties continue as of the date of this report, as described in notes 2.6.d), 5.1.a), 10. and 11.3. to the accompanying financial statements (see paragraphs 7. and 8. above).

10.
As described in note 11.3.a) to the accompanying financial statements, as of the date of issuance of this report, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with Telefónica, S.A.- Argentina branch beyond April 30, 2003, as it depends on Telefónica, S.A. (TESA) exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica.

11.
The financial statements referred to in paragraph 1. have been prepared assuming that the Company, Cointel and Telefónica will continue as a going concern and do not include any adjustments related to the recoverability and classification of assets or with respect to the sufficiency and classification of liabilities that might result from the outcome of the uncertainties described in paragraphs 9. and 10.

12.
Based on our review, conducted as described in paragraph. 4., which did not include all the necessary procedures to enable us to express an opinion on the financial statements referred to in paragraph 1., and the work of other auditors mentioned in paragraph 5, we report that such financial statements:

a)	contemplate all the material facts and circumstances of which we are aware, and that

b)	we have no other observations on the financial statements than those included in paragraphs 5., and 7. to 10. of this report.

13.
Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, November 22, 2002
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

ITEM 2

TELEFONICA HOLDING DE ARGENTINA S.A.
Registered Address: Tucumán 1 – 18th floor – Buenos Aires – Argentina

FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2002 AND 2001

Principal	business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

—	Of the articles of incorporation: October 25, 1976.
—	Of the last change to the bylaws: April 18, 2001. See Note 12.

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1 – 17th floor – Buenos Aires – Argentina.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 6.1.)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 6.1.

Subscribed and paid in
Outstanding common shares (face value 1 peso each)
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032

Total capital stock authorized for public offering (1)	404,729,360

(1)	See Note 6.3.

HORACIO C. SOARES President

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
(stated in constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	2002	2001
CURRENT ASSETS
Cash	221,827	112,363
Investments (Note 15.2.)	—	32,560,379
Other receivables (Note 3.1.)	660,738	3,353,859
Receivables from related parties (Note 11.1.)	27,892,783	970,116,490

Total current assets	28,775,348	1,006,143,091

NONCURRENT ASSETS
Intangible assets and deferred charges (Note 15.3.)	583,503,993	623,392,333
Investments (Note 15.1.)	140,084,414	1,573,253,748
Other receivables (Note 3.1.)	—	22,296,513

Total noncurrent assets	723,588,407	2,218,942,594

Total assets	752,363,755	3,225,085,685

CURRENT LIABILITIES
Accounts payable to related parties (Note 11.1.)	1,993,527,467	5,527,168
Bank and other financial payables (Note 3.2.)	359,481	78,032,383
Taxes payable	351,422	1,492,169
Accounts payable	733,118	1,491,672
Other payables (Note 3.3.)	3,880,444	663,610

Total current liabilities	1,998,851,932	87,207,002

NONCURRENT LIABILITIES
Bank and other financial payables (Note 3.2.)	28,240,740	—
Accounts payable to related parties (Note 11.1.)	—	1,088,696,541

Total noncurrent liabilities	28,240,740	1,088,696,541

Total liabilities	2,027,092,672	1,175,903,543
SHAREHOLDERS’ EQUITY (per related statements)	(1,274,728,917)	2,049,182,142

Total liabilities and shareholders’ equity	752,363,755	3,225,085,685

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(stated in constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	2002	2001
Equity interests in related parties (Note 3.5.)	(1,391,563,906)	(15,377,772)
Other income relating to equity interests in related parties and services provided, net (Notes 2.6.g and 11.2.)	46,208,845	94,313,732
Administrative expenses (Note 15.5.)	(2,935,201)	(5,530,884)
Amortization of intangible assets and deferred charges (Note 15.3.)	(29,540,131)	(31,768,708)
Financial (expense) income and holding losses, net (Note 3.6.)
On assets	(34,064,640)	57,217,736
On liabilities	(921,641,740)	(66,288,825)
Tax on minimum presumed income, unrecoverable value added tax and other taxes (Note 2.6.e)	(8,498,028)	(517,291)

Net (loss) income for the period	(2,342,034,801)	32,047,988

(Loss) Earnings per share	(5.79)	0.06

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(stated in constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	2002
	Shareholders’ contributions			Non-capitalized contributions
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions
Balance at beginning of year	404,729,360	490,545,553	173,386,523	2,000,000	2,424,067	18,793,853
Modifications to initial balances (Note 2.8.)	—	—	—	—	—	—

Modified balances at beginning of year	404,729,360	490,545,553	173,386,523	2,000,000	2,424,067	18,793,853
Effect of Telefónica de Argentina S.A.’s spun-off businesses (Note 5.1.a)	—	—	—	—	—	—
Other capital transaction (Note 5.2.)	—	—	—	—	—	—
Net (loss) income for the period	—	—	—	—	—	—

Balance at end of period	404,729,360	490,545,553	173,386,523	2,000,000	2,424,067	18,793,853

	2002			2001
	Retained earnings
Description	Legal reserve	Unappropriated earnings	Total	Total
Balance at beginning of year	71,440,529	(54,408,572)	1,108,911,313	2,029,406,401
Modifications to initial balances (Note 2.8.)	—	(41,605,429)	(41,605,429)	(31,939,596)

Modified balances at beginning of year	71,440,529	(96,014,001)	1,067,305,884	1,997,466,805

Effect of Telefónica de Argentina S.A.’s spun-off businesses (Note 5.1.a)	—	—	—	2,698,769
Other capital transaction (Note 5.2.)	—	—	—	16,968,580

Net (loss) income for the period	—	(2,342,034,801)	(2,342,034,801)	32,047,988

Balance at end of period	71,440,529	(2,438,048,802)	(1,274,728,917)	2,049,182,142

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(stated in constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	2002	2001
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period (2)	221,827	32,672,742
Cash and cash equivalents at beginning of year	3,085,457	19,349,113

(Decrease) Increase in cash and cash equivalents	(2,863,630)	13,323,629

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net (loss) income for the period	(2,342,034,801)	32,047,988

Adjustments to reconcile net (loss) income to cash flows from operating activities:
Equity interests in related parties	1,391,563,906	15,377,772
Amortization of intangible assets and deferred charges	29,540,131	31,768,708
Financial expense (income) and holding losses (gains), net	910,530,375	(94,378,308)
Inflation loss on monetary accounts	33,799,181	—
Tax on minimum presumed income	8,498,028	—

Changes in assets and liabilities:

Receivables from related parties	(22,585,575)	(1,563,689)
Other receivables (3)	4,608,626	(3,545,074)
Accounts payable	(2,054,788)	13,011
Taxes payable	(31,126)	(9,488,524)
Other payables	—	(7,975,002)

Net cash provided by (used in) operating activities	11,833,957	(37,743,118)

Cash flows from investing activities:

Payables to related parties	—	1,518,700

Net cash provided by investing activities	—	1,518,700

Cash flows from financing activities:

Increase in payables to related parties	15,661,000	1,088,696,541
Repayments of debts with related parties	(13,610,919)	—
Repayments of loans	(16,747,668)	(1,039,148,494)

Net cash (used in) provided by financing activities	(14,697,587)	49,548,047

(Decrease) Increase in cash and cash equivalents	(2,863,630)	13,323,629

(1)	Cash and cash equivalents. See Note 2.5.
(2)	Supplemental information on cash flows, see Note 13.
(3)
Net of 8,498,028 related to the charge disclosed in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes” in the statement of income for the nine-month period ended September 30, 2002.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

HORACIO C. SOARES President

ITEM 3

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts stated in Argentine pesos as of the date of each transaction, unless otherwise indicated – see Note 2.3.)

1.	BUSINESS AND ORGANIZATION OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of September 30, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.1.c).

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. (“TyC”), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. (“ACH”), an affiliate of the Participating Shareholders, as defined in Note 4., its ownership interest in TyC (see Note 5.2.).

As of September 30, 2002, as a result of several transactions described in Notes 4. and 6.3., Telefónica Internacional, S.A. (“TISA”)’s equity interest in the Company amounts to 99.96%.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is required. The consolidated financial statements are to be included as supplementary information to the individual financial statements. Until September 30, 2000, the Company filed, for argentine purposes, individual financial statements, together with consolidated financial statements with its subsidiaries Southtel Holdings S.A. (“Shosa”) and South Cable Holdings S.A. (“South Cable”). As of September 30, 2002 and 2001, and as a consequence of the disposition of the Company’s ownership interest in these companies (see Note 4.), the Company no longer consolidates its financial statements with Shosa and South Cable operations.

2.2.	Basis of presentation

The financial statements of the Company for the nine-month periods ended September 30, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and in accordance with the requirements of the Federal Securities and Exchange Commission in Argentina (“CNV”) and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

2.3.	Presentation of financial statements in constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by restating amounts in constant pesos by the method required by Technical Resolution (“RT”) No. 6 of the Federal Council of Economic Sciences (“FACPCE”). Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued application of the restatement method. This criteria had been accepted under Argentine GAAP until December 31, 2001.

However, considering the new inflationary context (increase of the applicable index for restatements of financial statements (wholesale prices) was 121.2% in the period January through September 2002) and the conditions created by the new system established by the Public Emergency and Currency Exchange System Reform Law, which are described in detail in Note 10., on March 6, 2002, the Buenos Aires City Professional Council of Economic Sciences (“CPCECABA”) approved Resolution MD No. 3/2002 which sets forth, among other provisions, the mandatory application of the inflation adjustment established by RT No. 6 from fiscal-years or interim periods ended March 31, 2002, with the inclusion of the modifications recently incorporated by RT No. 19 of the FACPCE, adopted by Resolution CD No. 262/01 of CPCECABA to be applied to fiscal-years beginning July 1, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001. The restatement into constant Argentine pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.g).

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV under General Resolution No. 415/02, reinstated the requirement to submit financial statements in constant pesos.

In accordance with the above, the financial statements of the Company as of September 30, 2002 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV. Additionally, the financial statements as of September 30, 2001 have been restated into constant pesos of September 30, 2002, for comparative purposes.

2.4.	Generally accepted accounting principles

When preparing these financial statements, the Company applied the valuation methods required by applicable CNV resolutions which, in the Company’s case, do not differ from those required by the FACPCE. See Note 2.7.

2.5.	Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company uses the indirect method, which requires a series of adjustments to the period’s net loss to arrive at the cash flow used in operating activities.

2.6.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period. The ultimate results may differ from those estimates.

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements (see Note 10.). All the estimates made by the Company’s Management have been made considering such policies. The effects of the additional measures that could be implemented by the Government, will be disclosed in the financial statements when they become known by the Company’s Management.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash, receivables and liabilities

—	In local currency: at nominal value.

—
In foreign currency: they have been translated at the selling or buying exchange rates prevailing as of each period-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each period (see Note 2.6.g). The respective detail is included in Note 15.4.

Receivables and payables include the portion of the related financial income (expense) accrued through the end of each period, if applicable.

b)	Short-term investments

Foreign currency deposits: as of September 30, 2001, at nominal value plus interest accrued through the end of such period, translated at the exchange rate prevailing as of such date for the settlement of these transactions. The respective detail is included in Note 15.4.

c)	Long-term investments

Ownership interests in related parties valued by the equity method

The investment in Cointel as of September 30, 2002 and 2001, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred capital and unsettled accumulated preferred dividends, calculated using the financial statements of this company as of September 30, 2002 and 2001, respectively, stated in constant pesos (see Note 2.8). See Note 5.1.a) regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of September 30, 2002.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company plans, and has so agreed with Cointel, to make its best efforts to provide such financing directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation described in Note 10.

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in item g) of this note, Cointel’s and Telefónica’s capitalizable exchange differences have acted as an anticipated recognition of the changes in the purchasing power of the currency and, as of September 30, 2002, have been absorbed in the value of these assets that have been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

The financial statements of the related company were prepared in accordance with accounting principles consistent with those used by the Company.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income

(determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any amount for this tax charge since the nonexistence of distributable profits in the companies in which the Company has ownership interest.

On the basis of financial information furnished by Atco to the Company, as of September 30, 2002 and 2001, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method with the limit of the committed contributions as of September 30, 2002 and 2001, recording, consequently, its investment in Atco at nil.

Additionally, as of September 30, 2002 and 2001, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.1.c).

d)	Intangible assets and deferred charges

This account includes the following items:

—
The difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. The goodwill is restated into constant pesos as of the end of each period, as explained in Note 2.3. See Note 2.6.c).

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel (see Note 5.1.a)) amounting to 583 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, as described in Note 5.1.a), owing to the regulatory uncertainty regarding the precise future evolution of rates, and on the results of negotiations of Cointel and Telefónica to obtain financing and settle their liabilities in the normal course of their business and maintain their normal operations, as described in the same note, whether the amount booked of such goodwill as of September 30, 2002 is fully recoverable depends on the final outcome of the abovementioned issues.

—
The issuance costs of Negotiable obligations, which are being amortized over the remaining life of the related financial payables. The issuance costs of Negotiable obligations are restated into constant pesos as of the end of each period, as explained in Note 2.3. See Note 7.

e)	Income tax and tax on minimum presumed income

The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year, without considering the effect of temporary differences between book and taxable income. Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

During the nine-month period ended September 30, 2002, the Company has estimated to have a tax loss carryforward and has determined a 0.2 million charge in tax on minimum presumed income, which was included in the statement of income for the nine-month period ended September 30, 2002 in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes”. Likewise, the Company’s management has estimated, considering available information as of September 30, 2002, that the accumulated balance of Tax on minimum presumed income as of December 31, 2001, which amounts to 7.4 million (historical value) is not recoverable, and was charged to income in the statement of income for the nine-month period ended September 30, 2002 in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes”. During the nine-month period ended September 30, 2001, the Company had determined a 0.2 million (at historical values) charge in tax on minimum presumed income disclosed under “Other receivables – Noncurrent tax credits” since the Company had expected to recover such amount, according to available information as of such date, being the accumulated balance as of September 30, 2001, of 7.4 million (at historical values).

According to the filed tax returns as of December 31, 2001, the Company has an accumulated income tax loss carryforward of approximately 220.1 million (historical value), which could be deducted from eventual future taxable income as follows:

Available until	Tax loss carryforward
(in millions of pesos)

2004	53.9
2005	166.2

220.1(1)

(1)	Includes 174.7 million of specific income tax loss carryforwards from dispositions of shares and derivative contracts and 45.4 million of general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

f)	Shareholders’ equity accounts

—
Capital stock: disclosed at nominal value. See Note 6.1. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to capital stock”.

—
Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

—
Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to irrevocable capital contributions”.

—
Other contributions: corresponds to contributions over which the shareholders are entitled according to their ownership interests; they are restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

—	Legal reserve and Unappropriated earnings: they have been restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

g)	Income statement accounts

Income statement accounts for the nine-month period ended September 30, 2002, are valued and restated in constant pesos as of the end of the period (see Note 2.3.) as follows:

—
Accounts accumulating monetary transactions during the course of the period have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

—	Charges for intangible assets and deferred charges amortization are computed based on the restated amounts of such assets.

—	“Financial (expense) income and holding (losses) gains, net” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

—	“Equity interests in related parties” was calculated according to item c) of this note.

—
Under the caption “Other income relating to equity interests in related parties and services provided, net” the Company includes the amounts billed to Telefónica S.A. Sucursal Argentina (“TESA Arg.”) under the agreement described in Note 11.3.a., for its compliance with the obligations and provision of services agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement, and have been restated in constant pesos. The Company discloses this income net of direct taxes thereon.

Income statement accounts for the nine-month period ended September 30, 2001, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statement of income for the nine-month period ended September 30, 2002, the statement of income for the nine-month period ended September 30, 2001, has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and September 30, 2002.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and will be included within the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of September 30, 2002 has been fully absorbed in the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

2.7.	Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such standards by Resolutions Nos. 238, 243, 261 and 262, respectively, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.8.	Change in accounting method

Until the fiscal year ended December 31, 2001, and since the Company’s related companies used to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company’s financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in Note 4., the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by Telefónica, S.A. (“TESA”). Therefore and since the Company is able to obtain Cointel’s financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the abovementioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel’s financial statements as of the Company’s financial statements closing date. The financial statements as of September 30, 2001, have been adjusted retroactively for comparative purposes.

The retroactive effect of this change in accounting method gave rise to a 41.6 million and 31.9 million (in constant pesos as of September 30, 2002) decrease in unappropriated earnings at beginning of the periods ended September 30, 2002 and 2001, respectively.

3.	BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

Below is a breakdown of the main accounts as of the end of each period (foreign currency balances are presented in Note 15.4.) (balances stated in constant pesos as of September 30, 2002):

3.1.	Other receivables

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Tax credits	648,720	—	3,353,859	22,296,513
Other	12,018	—	—	—

Total	660,738	—	3,353,859	22,296,513

3.2.	Bank and other financial payables

	2002			2001
	Current	Noncurrent		Current	Noncurrent
Negotiable obligations	—	28,240,740	(1)	77,138,033	—
Interest accrued on negotiable obligations	359,481	—		894,350	—

Total	359,481	28,240,740		78,032,383	—

(1) Accrues interest at a rate of 9.75% per annum. See Note 7.

3.3.	Other payables

	2002	2001
	Current	Current
Other	3,880,444	663,610

3.4.	Aging of assets and liabilities as of September 30, 2002:

	Assets		Liabilities
	Receivables (1)		Loans (2)	Other payables (3)
Without maturity date	27,892,783	(5)	—	3,880,444

Maturing:
Up to three months	660,738		—	1,994,612,007	(4)
More than three and up to six months	—		359,481	—
More than four and up to five years	—		28,240,740	—

Subtotal	660,738		28,600,221	1,994,612,007

Total	28,553,521		28,600,221	1,998,492,451

(1)	Includes total receivables.
(2)	Includes bank and other financial payables.
(3)	Includes total liabilities except Bank and other financial payables.
(4)	Includes 1,994 million corresponding to accounts payable to related parties. See Note 11.1.
(5)	See Note 16.1.

3.5.	Equity interests in related parties

	(Loss) Income
	2002		2001
Cointel	(1,391,563,906	)(1)	4,974,613	(2)
Atco	—	(3)	(25,081,980	)(4)
TyC (5)	—		4,729,595

	(1,391,563,906)		(15,377,772)

(1)
Includes 1,195 million related to the devaluation effect mentioned in Note 10. on Cointel and its subsidiaries’ net consolidated payables in foreign currency held during the nine-month period ended September 30, 2002, calculated considering the Company’s ownership interest in such companies.

(2)
Includes a loss of approximately 3 million (in constant pesos as of September 30, 2002), corresponding to the Company’s ownership interest in Telefónica’s spun-off businesses booked by Cointel. See Note 5.1.a).

(3)	See Note 2.6.c).
(4)	Corresponds to certain adjustments recorded by the Company for approximately 25.1 million (in constant pesos as of September 30, 2002).
(5)	As of June 30, 2001, the Company had sold its ownership interest in this company. See Note 5.2.

3.6.	Financial (expense) income and holding losses gains, net

	2002	2001
On assets
Exchange differences	1,995,011	—
Interest income	119,580	57,217,736 (1)
Inflation loss on monetary accounts	(36,179,231)	—

	(34,064,640)	57,217,736

On liabilities
Exchange differences	(768,511,939)	—
Interest (2)	(155,461,182)	(63,979,358)
Tax on interest paid and on the financial cost of corporate indebtedness	(48,669)	(1,643,026)
Inflation gain on monetary accounts	2,380,050	—
Other	—	(666,441)

	(921,641,740)	(66,288,825)

	(955,706,380)	(9,071,089)

(1)	Includes 56.3 million (in constant pesos as of September 30, 2002) corresponding to related parties. See Note 11.2.
(2)	Includes 152.9 million and 46.5 million (in constant pesos as of September 30, 2002) as of September 30, 2002 and 2001, respectively, corresponding to related parties. See Note 11.2.

4.	AGREEMENT BETWEEN THE COMPANY’S FORMER PRINCIPAL SHAREHOLDERS AND TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company’s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA’s wholly owned subsidiary, all of TESA’s 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3., TISA’s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.3.). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 11.3.a.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

5.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

5.1.	Related parties in which the Company holds interest as of September 30, 2002

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of September 30, 2002, the Company’s interest in Cointel amounts to 50.0% of the capital stock, representing 48.67% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a), and about 40.2 million Class “B” shares which represents approximately 2% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica´s capital stock 64.8%.

Telefónica has entered into a Management Contract with its operator TESA, whereby the latter has assumed overall responsibility for the management of Telefónica. This contract was automatically extended until April 30, 2003, at TESA’s option, and may be extended again through April 30, 2008, at the operator’s option. Telefónica’s management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008.

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to a three-year extension.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, were to remain in effect. Additionally, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition. In addition, the Secretary of Communications (“SC”) issued Resolution No. 1686/99, which provided that the transition period to competition in telecommunications ended October 10, 1999.

As a consequence of the implementation provided in Decree No. 264/98, in March 1999, Telefónica signed a license agreement for an unlimited period of time, to provide local and domestic and international long-distance telephone and international telex services in the northern region of Argentina. Telefónica’s obligations under the license mainly relate to service quality and coverage in the areas where the service will be rendered.

Additionally, on November 3, 1999, based on the assumption of the nonexistence of effective competition, the SC provided a 5.5% annual rate reduction for basic telephone services for the period beginning November, 1999 and ending November, 2000.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no “effective competition”, the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Public Emergency and Currency Exchange System Reform Law, dated on January 6, 2002, as described below in this note, provided the de-dollarization of such rates.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)  price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over such period of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)  price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the period, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)  price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the abovementioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica´s management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and 2001, under the abovementioned agreements.

In connection with the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply, depend on the final approval of the abovementioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In this context, Law No. 25,561 provides that in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the abovementioned law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Subsequently, through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561.

As of the date of issuance of these financial statements, Telefónica’s management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“G.P.L.”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer Contract, its rate scheme and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s, Cointel’s and the Company’s future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica and Cointel have maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, there can be no assurance about the level of future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow. Consequently, whether the booked amount of intangible assets, which calculated considering the Company’s direct ownership interest in Cointel amounts to 177 million and of Telefónica’s fixed assets and tax on minimum presumed income, which calculated considering the Company’s indirect ownership interest in such company amounts to 2,867 million are fully recoverable depends on the effect that the outcome of such renegotiation may have on Telefónica’s and Cointel’s operations and cash flows.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s Management, the implementation of Telefónica’s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market. During the current year, as described in this note, additional factors have had material effects on Telefónica’s operations, results of operations and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica’s ability to respond to the above mentioned effects.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of September 30, 2002, Cointel’s and Telefónica’s consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$1,028 million (equivalent to 3,845 million as of September 30, 2002).

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica’s operations plus, as possible, depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable Cointel and Telefónica, together with internally generated funds, meet Cointel and Telefónica’s current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina (“BCRA”) is in force, or should it be extended beyond February 8, 2003, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities of Cointel and Telefónica affected by this situation amount to 3,950 million. In addition, 4,200 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, the amounts that were disclosed as noncurrent in Cointel’s and Telefónica’s balance sheets as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of September 30, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica have stated that they will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt and short-term refinancing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

As of the issuance date of these financial statements, Cointel and Telefónica owed a total amount of 3,713 million (approximately US$993 million) to related parties. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables (“events of anticipated maturity”) if there are changes in the companies’ equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

In relation to the loans mentioned in the preceding paragraph, the creditor has advised Cointel and Telefónica that until February 25, 2003: (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, until such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, Cointel has classified in current liabilities as of September 30, 2002, as maturing in February 2003, a loan of US$9 million (equivalent to 34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or relevant affiliate. Cointel obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

In addition, during 2001, TESA carried out a global reorganization of its group operations by line of business. As a consequence of such reorganizations, Telefónica, and consequently Cointel, no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica’s previously controlled companies, whose businesses were previously reorganized.

As from February 1, 2001 (effective date of the reorganization), Cointel’s equity interest for the Class A and B shares in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

On November 11, 2002, Cointel’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Cointel’s fiscal year-end from September 30 to December 31 of each year.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 215.7 million (in constant pesos as of September 30, 2002). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 256.7 million (in constant pesos as of September 30, 2002), related to the book value of such ownership interest as of September 30, 2000. As of September 30, 2002, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,963 (in constant pesos as of September 30, 2002) related to the book value of such ownership interest as of September 30, 2000. As of September 30, 2002, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million. Consequently, the Company has no longer its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. Since the Company is a minority shareholder, the Company could not obtain as of the date of these financial statements, all the documentary support to provide a detailed description of the mentioned transaction. However, and on the basis of financial information furnished by AC, this transaction does not modify the recoverable value of its investment. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.6.c)).

5.2.	Related company sold during 2001 – TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC’s capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC’s shareholders made a capital contribution of 108.4 million (in constant pesos as of September 30, 2002), proportionally to their ownership interests, to which Southtel contributed 18.1 million (in constant pesos as of September 30, 2002), which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and representing 20% of the capital stock and votes of TyC, valued at 151.3 million (in constant pesos as of September 30, 2002) related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company’s ownership interest in TyC (the “TyC Option”). The selling price of the Company’s ownership interest in TyC amounted to US$80.0 million that the Company had collected as of December 31, 2000. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders’ agreement. The excess between the selling price of the Company’s ownership interest in TyC and its book value as of the disposition date, calculated according to the financial statements of such company as of March 31, 2001, amounted to 17.0 million (in constant pesos as of September 30, 2002) and was accounted as a capital transaction. See Note 6.2.

TyC’s shareholders agreement provided certain restrictions on the transfer of TyC shares by its shareholders. For this reason, the Company served notice to the other parties of the abovementioned agreement to communicate the tender offer it had received from ACH, so that the other parties were able to exercise, at their discretion, the right of first refusal established in TyC shareholders’ agreement. In addition, in May 2001, the Company executed a release agreement with the rest of the shareholders of TyC, ACH and other related entities in order to enable and facilitate the transfer to ACH of the Company’s ownership interest in TyC, as well as other stock transfers and the assignment of rights and obligations under the TyC shareholders’ agreement.

6.	CAPITAL STOCK

6.1.
As of September 30, 2002 the Company’s capital stock, after the voluntary capital stock reduction mentioned in Note 6.3., which has been approved by the CNV’s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of these financial statements, is pending, was comprised of:

Subscribed and paid in (at historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Total	404,729,360

As a consequence of the transactions described in Notes 4. and 6.3., as of September 30, 2002, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

6.2.
Within the framework of the Contract mentioned in Note 4., and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH (one of the Company’s shareholders as of such date, acting in such capacity in this transaction) the Company’s ownership interest in TyC. In May 2001, the Company transferred to ACH its ownership interest in TyC. See Note 5.2. In view that: a) the disposition of the Company’s ownership interest in TyC was part of the Contract, b) the disposition of the Company’s ownership interest in TyC was made to one of the Company’s shareholders, as of such date, acting in such capacity, and c) the Company’s shareholders as of that date agreed to transfer their equity interest in TyC between two companies of the same group, the Company did not book any gain for the difference of 17 million (in constant pesos as of September 30, 2002) between the selling price and the book value of TyC according to the financial statement of such company as of March 31, 2001; this transaction was booked as a capital transaction and included in “Shareholders’ equity – Non-capitalized contributions – Other contributions” as of September 30, 2001.

6.3.
On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 4. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff

Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 7.

On the other hand, the Regular and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class B shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2,000,000 (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of 95,270,640 (at historical value), being 404,729,360 (at historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the National Executive Power issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

7.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders’ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

        US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of September 30, 2002
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)

Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)

Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)
As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of September 30, 2002, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 4., that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 6.3., the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders’ Meeting held on January 18, 2001 differs from the one approved by the noteholders in their respective meetings of noteholders. Consequently, on October 9, 2001, the Company’s Board of Directors resolved to call a Special Series A and B Noteholders’ Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such negotiable obligations (“the Authorization”).

Additionally, on October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and authorization fees, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175.0 million and US$317.4 million. In connection with the above-described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 11.3.d.). Until June 30, 2002, as the Company had the intention to repay the principal amount of Negotiable obligations, it had classified the principal amount as Current bank and other financial payables. As of September 30, 2002, due to the continuity of the Argentine macroeconomic context and financial system situation described in detail in Note 10., the Company has decided to maintain the principal amount of Negotiable obligations until its maturity date, and has classified the principal amount of Negotiable obligations of US$7.6 million (equal to 28.2 million as of September 30, 2002) as Noncurrent bank and other financial payables as of September 30, 2002.

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

8.	COMMITMENTS AND CONTINGENCIES

8.1.	Regulatory matters

a)
Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of September 30, 2002, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)
Legal reserve: in accordance with the Business Associations Law (“LSC”), the Company’s bylaws and General Resolution No. 368 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock.

c)
The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 7., 11.3.a. and 11.3.d.

8.2.	Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of September 30, 2002, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

8.3.	Litigation

As of September 30, 2002, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of September 30, 2002. The Company’s related companies are party to various lawsuits in the ordinary course of their business, and have made the allowances in the cases in which, taking into account the legal counsel’s opinion, these companies’ management evaluated as probable to incur a liability. In the Company’s management opinion, and considering the allowances made by such companies, the litigation in which the Company’s related parties are currently involved, individually and in the aggregate, would not have any material effect on the Company’s financial position or results of operations.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of September 30, 2002, the Company carries accumulated losses amounting to 2,438 million and negative shareholders’ equity amounting to 1,275 million. Should this situation remains unchanged by the end of the fiscal year, the Company would fall under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 10. and 11.3.). The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the abovementioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

10.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Currency Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)
as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)
the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)
de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(e)
de-dollarization of public service rates, which had been originally agreed upon in US dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies;

(f)
prior authorization by the BCRA will be required until February 8, 2003, for the purchase of foreign currency by companies of the private sector, among others, in order to transfer funds abroad to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Exceptions include (i) payment of new loans made in the single and free exchange market as from February 11, 2002, debts with international entities, debts with banks participating in the financing of investment projects co-financed by international entities, debts with official credit agencies and certain export credit insurance companies or secured thereby, debts with multilateral credit agencies in which the National Government holds an interest through the BCRA or national official banks, or secured thereby, debts with other multilateral credit agencies or secured thereby; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term not shorter than 180 days and for an amount not lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended; the exception mentioned in (v) was repealed as from September 5, 2002. The BCRA has recently exempted from the obligation to obtain its prior consent in case of payments of principal or interest under foreign financial obligations refinanced under Law 24,522, as amended, provided that certain requirements and standards have been met.

(g)
suspension of dismissals without a just cause for a 180-day period, as from January 6, 2002, subsequently extended for a further 180 administration business days from the date of the original expiry, and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)
declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 in effect since May 16, 2002 and its amendments implies, among other issues, the suspension of enforcement procedures in relation to Company assets used in production, trade or the provision of services until December 11, 2002; and

(j)
Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s and its related companies’s business relations, have been challenged in legal actions by third parties, to which neither the Company nor its related companies are party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be disclosed in the financial statements when they become known by the Company’s Management.

As of November 21, 2002, the exchange rate on the free foreign exchange market system was 3.51 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of September 30, 2002 of the variation in the rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 15.4.) represents a reduction in that liability position equivalent to approximately 125 million pesos.

On the other hand, and as a consequence of the changes implemented from January to September 30, 2002, there was an increase in the Argentine consumer price index of 39.7% and an increase in the Argentine wholesale price index of 121.2% according to the information provided by the INDEC.

As provided in the Public Emergency and Currency Exchange System Reform Law, the loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to 356 million (at historical values), will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

The effects of the recent governmental announcements, over the Company’s shareholders’ equity, the Company’s investment in Cointel and the related goodwill and the Company’s financing plan, are further disclosed in Notes 9., 2.6.c) and 11.3.d., respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and Cointel’s and Telefónica’s financing plan are disclosed in Note 5.1.a).

11.	OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

11.1.	Outstanding balances with related companies

As required by the LSC (Article 33 of Law No. 19,550), the outstanding balances with related companies as of September 30, 2002 and 2001 are listed below (in constant pesos as of September 30, 2002):

	2002		2001
Current receivables
TESA Arg.	27,892,783	(1)	35,858,479
ACH (2)	—		934,145,684
Citibank N.A. (2)	—		112,327

	27,892,783		970,116,490

(1)	Accruing no interest. See Note 11.3.a.
(2)	As of December 31, 2001 ACH and Citibank N.A. are no longer related companies of the Company. See Note 6.3.

	2002		2001
Current payables
TISA	1,993,527,467	(1)	3,232,068
AMI Cable Holdings Ltd. (“AMICH”) (2)	—		2,295,100

	1,993,527,467		5,527,168

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.875% per annum. See Note 11.3.d.
(2)	As of December 31, 2001, AMICH is no longer a related company of the Company. See Note 6.3.

	2002	2001
Noncurrent payables
TISA	—	1,088,696,541

11.2.	The transactions made with related parties during the nine-month periods ended September 30, 2002 and 2001 (in constant pesos as of September 30, 2002), are as follows:

Company	Interest Income (Expense)		Other income relating to equity interests in related parties and services provided and Expenses for services received
	2002	2001	2002		2001
TESA Arg. (1)	—	—	46,293,700	(4)	94,381,199	(4)
TISA (2)	(153,710,856)	(46,500,926)	—		—
Telefónica (2)	812,802	10,007	(84,855)		(67,467)
ACH (3)	—	56,309,421	—		—
Telefónica’s related companies	—	2,663	—		—

	(152,898,054)	9,821,165	46,208,845		94,313,732

(1)	See Note 11.3.a.
(2)	See Note 11.3.d.
(3)	As of December 31, 2001, ACH is no longer a related company of the Company. See Note 6.3.
(4)	Net of turnover tax.

During the nine-month periods ended September 30, 2002 and 2001, the Company did not collect any dividends from its affiliates.

11.3.	Additionally to the transactions mentioned in Notes 4. and 6., the other related party transactions are the following:

a.
On April 24, 1997, the Company signed an agreement with TESA Arg. Pursuant to which the Company committed to the compliance of the following obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. To the Company for such services equals one half of the management fee received by TESA Arg. From Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provides that the annual management fee which is calculated at 9% of Telefónica’s “gross margin”, as defined in such agreement, through April 30, 2003. In such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee will be reduced to between 1.5% and 5.0%. As of the date of issuance of these financial statements, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with TESA Arg. Beyond April 30, 2003, as it depends on TESA exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica. During the nine-month period ended September 30, 2002, the Company did not receive any financial advice request and performed its affirmative and negative duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 46.3 million (net of turnover tax) for such period and were included in “Other income relating to equity interests in related parties and services provided, net “ in the statements of income. As of the date of issuance of these financial statements, TESA Arg. Has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27.9 million and 35.9 million (in constant pesos as of September 30, 2002) are included as “Receivables from related parties” in the balance sheets as of September 30, 2002 and 2001, respectively.

b.
As of September 30, 2001, the net assets with related banks amounted to US$28,670 with Citibank N.A. – New York and 44,758 (in constant pesos as of September 30, 2002) with Citibank N.A. – Buenos Aires. As of December 31, 2001, Citibank N.A. is no longer a related company of the Company. See Note 6.3.

c.
Effective the second semester 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rents the office, comprising its registered office in Buenos Aires. As of December 15, 2000, República Holdings is no longer a related company of the Company. See Note 4.

d.
On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. During the January-September 2002 period, TISA decided the capitalization of accrued interests as of each due date. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 7. and the repayment of the interest accrued and outstanding as of such repurchase dates.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as “Current liabilities – Accounts payable to related parties” as of September 30, 2002.

According to the abovementioned, as of September 30, 2002, the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$524.1 million (equivalent to $1,960.1 million as of September 30, 2002). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. The Peso Loans in the amount of 4.7 million which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. And the Company agreed to offset a portion of the amount owed by TESA Arg. In connection with the agreement described in Note 11.3.a. against the Peso Loans owed by the Company to TESA Arg. For a total amount of 4.7 million. On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of September 30, 2002, the book value of such loan amount to US$6.1 million (equivalent to $22.8 million as of September 30, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until February 25, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina (“BCRA”) is in force, or should it be extended beyond February 8, 2003, the Company is unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 1,998 million. In addition, 28 million classified as noncurrent in the balance sheet of the Company as of September 30, 2002, result from the negotiable obligations agreement (see Note 7.) providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met (as provided in the related agreements), as could be the case of interest on negotiable obligations, which are included in the abovementioned current payables. If default is declared on the basis of the abovementioned reason, the amounts that were disclosed as noncurrent in the Company’s balance sheet as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable. As of the date of these financial statements, the Company has obtained the necessary authorizations from the BCRA in the requested cases.

As of September 30, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately US$534 million (equivalent to 1,998 million as of September 30, 2002).

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Notes 2.6.c) and 5.1.a).

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

12.	CHANGE IN THE CORPORATE NAME

The Company’s General and Special Shareholders’ Meeting held on January 18, 2001, approved the corporate name change from CEI Citicorp Holdings Sociedad Anónima to Telefónica Holding de Argentina S.A. The Company had requested approval of the corporate name change from the CNV, which was granted on March 6, 2001, and the CNV sent the file for registration of the corporate name change with the Public Registry of Commerce. On April 18, 2001, the corporate name change was registered with the Public Registry of Commerce.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

In the statements of cash flows for the nine-month periods ended September 30, 2002 and 2001, cash and cash equivalents are comprised of:

	2002	2001
Cash	221,827	112,363
Short-term investments (original maturity 90 days or less)	—	32,560,379	(1)

Cash and cash equivalents	221,827	32,672,742

(1)	See Note 15.2.

14.	ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

15.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1.	Investments in shares, bonds issued in series and holdings in other companies.
2.	Other investments.
3.	Intangible assets and deferred charges.
4.	Foreign currency assets and liabilities.
5.	Administrative expenses.

15.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in constant Argentine pesos – see Note 2.3.)

	2002						2001
Denomination and features of securities	Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (1)

Investments valued by the equity method:

Cointel	Common Class “A”	0.1	2,245,384,140	1,834,389,327	140,084,414	140,084,414	1,573,253,748
	Class “B”	0.1	407,817,358
Atco	Common	1	82,824,771	256,640,419	—	—	—	(2)
AC	Common	1	3,600	7,963	—	—	—

Total noncurrent investments						140,084,414	1,573,253,748

(1)	See Notes 2.6.c) and 5.
(2)	Includes certain adjustments made by the Company for approximately 25.1 million (in constant pesos as of September 30, 2002).

15.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in constant Argentine pesos – see Note 2.3.) (Cont.)

	Information on the issuer
		Latest financial statements (2)
Denomination and features of securities	Main business	Date	Capital stock (5)	Net loss		Shareholders’ equity (4)	Total % held of capital
NONCURRENT INVESTMENTS
Cointel	Investments	09-30-02	531	(2,888	)(6)	322	50.0	%(1)

Financial statements used for valuation by the equity method
Denomination and features of securities	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report
NONCURRENT INVESTMENTS
Cointel	09-30	09-30-02	12 months	11-22-02	Audit	Qualified (3)

(1)	Relates to common stock.
(2)	Stated in million of Argentine pesos.
(3)
Includes a qualified opinion related to the recoverability of the amount booked of certain noncurrent assets as of September 30, 2002, and Cointel’s and Telefónica’s ability to repay their financial liabilities and continue as a going concern.

(4)	Includes 38 million of preferred capital.
(5)	Corresponds to face value.
(6)	Corresponds to fiscal-year loss.

15.2.	OTHER INVESTMENTS (stated in constant Argentine pesos – see Note 2.3.)

	2002	2001
Main account and features	Book value	Book value
CURRENT INVESTMENTS

US Dollar deposits	—	32,560,379

15.3.	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in constant Argentine pesos – see Note 2.3.)

	2002
	Original value
Main account	At beginning of year	Decrease	At end of period
Goodwill – Cointel	808,920,400	—	808,920,400
Issuance cost of Negotiable obligations and long-term financing	61,780,703	—	61,780,703

Total 2002	870,701,103	—	870,701,103

Total 2001	966,884,730	(96,183,627)	870,701,103

	2002					2001
	Amortization
Main account	At beginning of year	Decrease	For the period	At end of period	Net book value	Net book value
Goodwill – Cointel	196,285,423	—	29,467,512	225,752,935	583,167,465	622,457,481
Issuance cost of Negotiable obligations and long-term financing	61,371,556	—	72,619	61,444,175	336,528	934,852

Total 2002	257,656,979	—	29,540,131	287,197,110	583,503,993

Total 2001	231,657,516	(16,117,454)	31,768,708	247,308,770		623,392,333

15.4.	FOREIGN CURRENCY ASSETS AND LIABILITIES

	2002			2001
	Amount in foreign currency (1)	Exchange rate	Book amount (in constant pesos)	Amount in foreign currency (1)	Book amount (in constant pesos)
Current assets

Cash	11,201	3.64	40,772	29,543	65,350
Short-term investments	—	—	—	14,719,659	32,560,379
Receivables from related parties	—	—	—	438,563,195	970,116,490

Total assets			40,772		1,002,742,219

Current liabilities

Accounts payable to related parties	533,028,734	3.74	1,993,527,467	2,498,682	5,527,168
Bank and other financial payables	96,118	3.74	359,481	35,276,311	78,032,383
Other payables	1,037,552	3.74	3,880,444	300,000	663,610
Accounts payable and accrued liabilities	52,500	3.74	196,350	500,000	1,106,017

Total current liabilities			1,997,963,742		85,329,178

Noncurrent liabilities

Bank and other financial payables	7,551,000	3.74	28,240,740	—	—
Accounts payable to related parties	—	—	—	492,170,000	1,088,696,541

Total noncurrent liabilities			28,240,740		1,088,696,541

Total liabilities			2,026,204,482		1,174,025,719

(1)	US dollars.

15.5.	ADMINISTRATIVE EXPENSES (stated in constant Argentine pesos – see Note 2.3.)

Account	2002	2001
Maintenance and office rental	1,574,291	2,543,228
Fees and payments for professional services	895,795	2,119,785
Other	465,115	867,871

Total	2,935,201	5,530,884

16.	SUBSEQUENT EVENTS AS FROM SEPTEMBER 30, 2002 TO NOVEMBER 22, 2002

1.	Receivables from related parties

As of the date of issuance of these financial statements, the Company collected 2.8 million related to the agreement described in Note 11.3.a.

2.	Purchase of shares

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil Corp S.A., for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Telefónica Media Argentina S.A., for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies.

ITEM 4

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Information not covered by Independent Public Accountants’ Report
– Amounts stated in constant Argentine pesos, except otherwise stated)

The following discussion should be read in conjunction with the financial statements for the nine-month periods ended September 30, 2002 and 2001. The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. See Note 14. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001. All the figures in pesos have been set forth in constant pesos of September 30, 2002. See Note 2.3. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Multiple Holding Company Structure

Telefónica Holding de Argentina S.A. is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of September 30, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001), and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company which until July 4, 2002, held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold its ownership interest in Prime for an amount of US$12 million. Consequently, the Company has no longer its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. Since the Company is a minority shareholder, the Company could not obtain as of the date of the accompanying financial statements, all the documentary support to provide a detailed description of the mentioned transaction. However, and on the basis of financial information furnished by AC, this transaction does not modify the recoverable value of its investment. Consequently, the Company has maintained its investment in AC valued at nil.

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. (“TyC”), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. (“ACH”) an affiliate of the Participating Shareholders, as defined in “Agreement between the Company’s Former Principal Shareholders and Telefónica, S.A. (“TESA”)”, its ownership interest in TyC (see Note 5.2. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001).

As of September 30, 2002, as a result of several transactions described in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 6.3. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001, Telefónica Internacional, S.A. (“TISA”)’s equity interest in the Company, increases to 99.96%.

The income of the Company and its holding companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by them. The net income of the Company and such companies is also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) a discussion of the results of operations of the Company that takes into consideration the Company’s share in the net income of holding companies and operating companies which the Company owns as well as the income and expenses attributable to the Company’s operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel’s share of the net income of Telefónica as well as income and expenses attributable to the operations of Cointel and (iii) a discussion of the results of operations of Telefónica.

The management of each related company has prepared the information related to the Company’s affiliates Comparison of Results of Operations; therefore, the veracity, accuracy and integrity of such information is the exclusive responsibility of the management concerned.

The amounts in million of Argentine pesos contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

Until the fiscal year ended December 31, 2001, and since the Company’s related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company’s financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in “Agreement between the Company’s Former Principal Shareholders and TESA”, the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. Therefore and since the Company is able to obtain Cointel’s financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the abovementioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel’s financial statements as of the Company’s financial statements closing date. The financial statements as of September 30, 2001, have been adjusted retroactively for comparative purposes. See Note 2.8. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Critical Accounting Policies

Significant accounting policies have been described in the financial statements. Most critical accounting policies adopted in preparing the Company’s and its related companies financial statements relate to: i) the application of the going-concern assumption in the valuation and disclosure of the Company, Cointel and Telefónica’s assets and liabilities (see Notes 2.6.c), 5.1.a) and 11.3.d. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001); ii) the assumption that Cointel and Telefónica will not default in the payment of their debts at their maturity date or they will refinance them, with regard to the classification of Cointel and Telefónica’s non-current debt (see Notes 5.1.a) and 11.3.d. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001); iii) the valuation of investment in Cointel and the goodwill stated for such investment, which is based on management’s current estimates of future cash flows, iv) the valuation of Cointel’s and Telefónica’s certain noncurrent assets, which is based on Telefónica’s management current estimates of its future cash flows; v) the creation of reserves in Telefónica for contingencies assessed as likely by Telefónica´s management, based on its estimates and the opinion of its Argentine legal counsel; and vi) the creation of allowances in Telefónica, amounting to 388 million in respect to 580 million past-due receivables, based on Telefónica’s management estimates of possible future collection terms and conditions.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the accompanying financial statements and the reported amounts of revenues and expenses of each period. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of the Company’s, Cointel’s and Telefónica’s management depending upon, among other matters, the outcome of the pending Telefónica’s rate renegotiation with the Government described in Note 5.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolutions Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, the Buenos Aires City Professional Council of Economic Sciences (“CPCECABA”) approved, with certain modifications, such standards by Resolutions Nos. 238, 243, 261 and 262, respectively, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of the accompanying financial statements, the CNV is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.g) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001).

On July 16, 2002, the National Executive Power issued Decree No. 1269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos. On July 25, 2002, the CNV under General Resolution No. 415/02, reinstated the requirement to submit financial statements in constant pesos. On the basis of the above, the financial statements of the Company as of September 30, 2002 and 2001 have been prepared in constant pesos in compliance with the accounting standards mentioned in Note 2.3. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001 and the regulations issued by the National Executive Power and the CNV.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product contracted that year by 6.2%. Argentina’s historically high inflation rates resulted mainly from the Argentine Government’s inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the “Convertibility Plan”). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real Gross Domestic Product rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina’s ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges, which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia’s default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador’s default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund (“IMF”), which periodically organized substantial rescue packages.

During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina’s competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso’s value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government’s focus on external creditors among certain political elements, including President De la Rua’s own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks.

On July 30, 2001, the Argentine Congress enacted the “zero-deficit” law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government’s zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits from the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina (“BCRA”) decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term.

The interim government preceding President Duhalde announced the default on Argentina’s foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country’s economic model and amended the Convertibility Law. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

On February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i)
All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, were switched into Argentine pesos at the $ 1 = US$ 1 rate, while deposits in foreign currency were returned at the US$ 1 = $1.40 rate.

(ii)
Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the BCRA (application of flotation band, scheduled devaluation). However, the decree authorizes the BCRA to intervene in the exchange market if the BCRA deems it necessary to defend the value of the local currency. It was announced that the BCRA would have a monetary issuance goal.

(iii)
The presidential decree also suspended any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgment by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1,570/01 which established the cash withdrawal restrictions described in Note 10. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through September: 39.7%—accumulated WPI through September: 121.2%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, rising the unemployment and underemployment rate, which, according to private estimates, would approximate 23.0% of the working population in the next assessment of October 2002 by the INDEC (Argentine Statistics and Census Institute).

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde’s administration. The external financial assistance required has not been agreed upon yet and, it is highly probable that a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (Bonds) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23, 2002.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts (on which partial progress has been made); implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform (already sanctioned) and abrogation of the Economic Subversion Law (already sanctioned); solve the existing problems in the local financial system to regain confidence and allow for its normal operation (pending); and create the conditions to foster consumption, investment, employment, and economic activity (pending). After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the “anti-leakage” law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In the five months following its introduction, it can be seen that this law has sharply reduced the leakage of deposits because of court rulings, but has not been able to halt it entirely and there is a risk of a resurgence of the problem. In addition, various alternatives were analyzed to avoid a cessation of payments to multilateral credit agencies (either by using liquid BCRA reserves or making use of special clauses in the SRF agreement with the IMF) and to enable a renewal of the interrupted discussions with international authorities, making firm progress with the parliamentary agreements in relation to the laws mentioned in the previous paragraph, studying a new Bond Plan with stronger guarantees and greater financial attractiveness (subsequently introduced as the Plan BODEN – Optional National Government Bonds,

accepted by some 23.0% of the holders of rescheduled deposits) and draw up a coordinated monetary policy with the BCRA authorities (instrumented in the form of the July-December 2002 Monetary Program) to be able to hold down the price of the US dollar and avoid greater price rises that would exacerbate social conflict.

On the political scene, President Duhalde announced the bringing forward of presidential elections from September 2003 to March 2003 in response to a resurgence of the political crisis affecting his government.

Negotiations with multilateral credit agencies seem to indicate a gradual alignment between the Argentine Government and the IMF, with signs of a possible understanding by mid-November 2002. The future agreement will include the refinancing of maturities for all of 2002 and part or all of 2003, with the addition of a certain amount of new funds to reinforce the financing of part of the public provincial sector deficit for the second half of 2002 and the gradual elimination of provincial quasi-currencies issued during the first half of 2002. It should be noted that in the October-December 2002 period maturities of debt due to credit agencies will total US$ 2.4 billion and in the period January-March 2003 such maturities will total US$2.05 billion, which it will be very difficult to pay out of the liquid reserves of the Central Bank without provoking greater imbalances in the weak monetary dynamics of recent months.

Domestic markets continue to be unaffected by internal institutional and political developments, but this will be only temporary. Significant uncertainty in relation to the outcome of the primaries (particularly in the case of the Justicialist Party) raises doubts as to the reaction of financial markets in coming months, as neither the Menem nor the Duhalde factions are able to unify the party and neither can guarantee a relatively calm electoral process. The BCRA continues to gain liquid reserves (both from increased exchange controls on exporters and local traders and because of the lower demand for dollars and increased acceptance of peso-denominated savings instruments), helping to keep the price of the dollar relatively stable, although at a very high level following the departure from Convertibility. The down side of this situation is the maintaining of high rates of interest to ensure the preference for pesos, and the collapse of economic activity levels.

Prospects for the rest of the current year indicate a strong negative impact on domestic economic activity as a result of the Argentine peso devaluation against the dollar (with a direct impact on the financial situation of official entities, banks, corporations and families) and a quasi-generalized suspension of payments at both sovereign and corporate level. The considerable uncertainty caused by the abandoning of Convertibility, the lack of substantive political definitions, the infringement of property rights and delays in announcements regarding external financial assistance from multilateral credit agencies and the G7 countries do not generate an appropriate climate for consumption and investment, which could extend the Argentine economic recession until mid-2003.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine Gross Domestic Product for the periods shown. Numbers in parentheses are negative.

	September 30,
	2002	2001
Wholesale price index (% change) (1)	121.2	(2.3)

(1)	Price index figures are for the nine-month periods ended September 30, 2002 and 2001.

	September 30,
	2002 (3)	2001 (2)
Gross domestic product (annual % change)	(15.4)	(2.4)

(2)	Official data.
(3)	Projection estimated by the Company

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company’s capital stock, representing 84.7% of the Company’s total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA’s wholly owned subsidiary, all of TESA’s 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3. to the Company’s financial statements as of September 30, 2002 and 2001, TISA’s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.3. to the Company’s financial statements as of September 30, 2002 and 2001). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7. to the Company’s financial statements as of September 30, 2002 and 2001) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 11.3.a. to the Company’s financial statements as of September 30, 2002 and 2001.

As of the issuance date of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Comparison of the Company’s Results of Operations for the nine-month periods ended September 30, 2002 and 2001

(Figures stated in constant millions of pesos)

All references made below to 2002 and 2001 are to the nine-month periods ended September 30, 2002 and 2001, respectively.

	2002	2001
Equity interests in related parties	(1,391)	(15)
Other income relating to equity interests in related parties and services provided, net	46	94
Administrative expenses	(3)	(5)
Amortization of intangible assets and deferred charges	(30)	(32)
Financial (expense) income and holding (losses) gains, net	(956)	(9)
Tax on minimum presumed income, unrecoverable value added tax and other taxes	(8)	(1)

Net (loss) income for the period	(2,342)	32

Equity Interests in Related Parties

For the reasons explained in “Financial Periods Covered”, the Company’s ownership interests in related parties for the nine-month periods ended September 30, 2002 and 2001 reflects the Company’s equity in the net income (loss) of: (i) Cointel for the nine-month periods ended September 30, 2002 and 2001 (which in turn reflects Cointel’s equity in Telefónica’s net income for the nine-month periods ended September 30, 2002 and 2001) and (ii) TyC for the six-month period ended March 31, 2001. The Company’s equity in losses of ownership interests in related parties increased to a loss of 1,391 million in 2002 from a loss of 15 million in 2001. These results primarily reflect: (i) a loss of 1,391 million in 2002 and a gain of 5 million in 2001, attributable to the Telecommunications Business and (ii) loss of 20 million in 2001, attributable to the media, programming and content distribution business (see Notes 2.6.c) and 5.2. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001).

The variation in the Company’s equity in earnings/losses of ownership interests in related parties attributable to the Telecommunications Business to a loss of 1,391 million in 2002 from a gain of 5 million in 2001 was due principally to the changes in Cointel and Telefónica’s results for such periods. See Telecommunications Business and Evolution of the Current Economic Situation in Argentina.

The Company’s losses of 20 million in 2001 attributable to the media, programming and content distribution business relate to: (i) TyC (gain of 5 million) and (ii) Atco (loss of 25 million).

Other income relating to equity interests in related parties and services provided, net

Other income relating to equity interests in related parties and services provided decreased in real terms by 48 million in 2002 as compared to 2001. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”).

Administrative Expenses

Administrative expenses include: (i) legal and auditors’ fees, (ii) tax on bank checking account transactions and (iii) miscellaneous administrative expenses. Administrative expenses decreased in real terms by 2 million in 2002 as compared to 2001.

Amortization of Intangible Assets and Deferred Charges

Amortization of intangible assets and deferred charges decreased to 30 million in 2002 from 32 million in 2001. The decrease in amortization was mainly due to the retirement of the goodwill related to the investment in TyC (see Note 5.2. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001) and deferred charges retirement related to the transactions mentioned in Note 7. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001, as a consequence of the Negotiable obligations repurchases mentioned in such note.

Financial (Expense) Income and Holding (Losses) Gains, net

The Company’s financial (expense) income and holding (losses) gains, net, amounted to losses of 956 million in 2002 and 9 million in 2001.

The variation in 2002 as compared to 2001 was principally due to: (i) an increase of 856 million in financial losses generated by liabilities (including related taxes) to 922 million in 2002 from 66 million in 2001 principally due to: (a) a negative exchange difference of 769 million in 2002, net of the result from the exposure to inflation, due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”, (b) an increase in interest generated by liabilities (including related taxes) to 155 million in 2002 from 66 million in 2001, as a consequence of the interest rates increase and the Argentine peso devaluation since the Company has almost all of its financial indebtedness in US dollars, partially offset by (c) a gain from the exposure to inflation of monetary liabilities of 2 million in 2002 and (ii) a decrease of 91 million in financial and holding losses generated by assets due mainly to (a) a decrease of 56 million in interest generated by assets due to the transfer of Promissory Note issued by ACH for the disposition of Shosa (see “Agreement between the Company’s Former Principal Shareholders and TESA”), (b) a loss from the exposure to inflation of monetary assets of 36 million in 2002, (c) a decrease of 1 million in interests generated on short-

term investments, partially offset by (d) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”.

Tax on minimum presumed income, unrecoverable value added tax and other taxes

The change between 2002 and 2001 is mainly due to the tax on minimum presumed income charge of 8 million, which includes 7.4 million (at historical value), which had been charged to other receivables in prior years, since the Company had expected to recover such amount. See Note 2.6.e) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Net (loss) income for the period

As a result of the factors discussed above, the Company had a net loss of 2,342 million in 2002 and a net income of 32 million in 2001.

Telecommunications Business

Comparison of Cointel’s Unconsolidated Results of Operations for the nine-month periods ended September 30, 2002 and 2001
(Figures stated in constant million of pesos)

As of September 30, 2002, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 48.67% of Cointel’s total votes.

All references made below to 2002 and 2001 are to the nine-month periods ended September 30, 2002 and 2001, respectively.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2002 and 2001. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2002	2001
(Loss) Income on equity investment in Telefónica	(2,445)	271
Amortization of intangible assets	(19)	(15)
Administrative expenses	(3)	(3)
Financial gains and losses, net	(339)	(234)
Tax on minimum presumed income	(1)	—

Net (loss) income for the period from continuing operations	(2,807)	19
Net loss of Telefónica’s spun-off businesses	—	(6)

Net (loss) income for the period	(2,807)	13

Operating cash flow	(3)	172

(Loss) Income on Equity Investment in Telefónica

Income on equity investment in Telefónica decreased to a loss of 2,445 million in 2002 from a gain of 271 million in 2001. This decrease was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica’s Consolidated Results of Operations for the nine-month periods ended September 30, 2002 and 2001”).

Financial Gains and Losses, net

Financial Gains and Losses, net amounted to losses of 339 million in 2002 and 234 million in 2001. The variation was principally due to (i) the effect of the Argentine peso devaluation on the net liability position in foreign currency of Cointel which amounted to a loss of 454 million, net of the result from the exposure to inflation, (ii) a decrease in interest generated by liabilities (including related taxes) to a gain of 112 million in 2002 from a loss of 90 million in 2001, as a consequence of a) interest in real terms generated by the peso-denominated negotiable obligations which amounted to a gain of 197 million in 2002 and a loss of 30 million in 2001, b) interest in real terms generated by the peso-denominated debts with related companies, which amounted to a gain of 5 million in 2002, offset by c) an increase in 30 million interest from dollar-denominated debts due to the Argentine peso devaluation, (iii) the effect in 2001 of cash dividends gained of 6 million, (iv) the effect in 2001 of interest earned of 1 million offset by (v) a loss of 18 million in 2001 related to the early settlement charge of certain transactions with Telefónica Class B shares executed by Cointel and (vi) holding losses of 133 million in 2001 related to the variation in the market price of Telefónica’s Class “B” shares held by Cointel.

Income Tax and Tax on Minimum Presumed Income

Under Argentine law, Cointel’s income on its equity investment in Telefónica is non-taxable. Also, most of Cointel’s expenses are tax-deductible. Consequently, Cointel estimates that there will be no tax payable and therefore, no income tax charge was accrued in 2002 and 2001. In addition, a 1 million charge was booked for tax on minimum presumed income in 2002.

Net loss of Telefónica spun-off businesses

Includes losses of Telefónica’s spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Net (Loss) Income for the period

As a result of the factors described above, Cointel had a loss of 2,807 million in 2002 and a gain of 13 million in 2001.

Comparison of Telefónica’s Consolidated Results of Operations for the nine-month periods ended September 30, 2002 and 2001
(Figures stated in constant million of pesos)

As of September 30, 2002, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

All references made below to 2002 and 2001 are to the nine-month periods ended September 30, 2002 and 2001, respectively.

	2002	2001
Net revenues	2,452	4,614
Cost of services provided	(1,746)	(2,308)
Administrative expenses	(338)	(462)
Selling expenses	(375)	(743)
Income on equity investments	1	(2)
Other expenses, net	(102)	(184)
Financial Gains and Losses, net	(3,666)	(206)
Unusual items	—	(15)
Income tax	—	(250)

Net (loss) income for the period from continuing operations	(3,774)	444
Net loss of spun-off businesses	—	(13)

Net (loss) income for the period	(3,774)	431

EBITDA (1)	1,071	2,132

Lines installed (in thousands)	4,888	4,851
Lines in service (in thousands)	4,423	4,521
Lines in service per 100 inhabitants	24,4	24,4
Lines in service per employee	480	467

(1)
EBITDA is defined as operating income plus depreciation and amortization. EBITDA corresponds to the continuing businesses. See Note 5.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Telecommunications market deregulation

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s management, the implementation of Telefónica´s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market. During the current year, as described in this note, additional factors have had material effects on Telefónica’s operations, results of operations and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica’s ability to respond to the above mentioned effects.

Tariff Regulation

Decree No. 264/98 provides a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period, which finished on October 10, 1999. During the seven years subsequent to the transfer date (November 8, 1990), Telefónica had applied similar 2% tariff reductions, principally through reduction in domestic long distance service charges. During the transition period, 90% of such reduction had to be applied to domestic long distance services. Also, during such period, Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) (subsequently Telefónica as it successor) had to reduce its international annual rates by 4% during the transition period. On November 3, 1999, the Secretary of Communications (“the SC”) issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date provided 5.5% annual reductions in basic telephone service rates for the period November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting date of the domestic and international long-distance reduced rate was brought forward.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no “effective competition”, the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform, dated January 6, 2002, as described below in this note, provided the de-dollarization of such rates.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)
price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over such period of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)
price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the period, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of the accompanying financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the abovementioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica´s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the abovementioned agreements.

In connection with the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In this context, Law No. 25,561 provides that in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the abovementioned law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Subsequently, through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561.

As of the date of issuance of the accompanying financial statements, Telefónica’s management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“G.P.L.”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer Contract, its rate scheme and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s, Cointel’s and the Company’s future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica and Cointel have maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, there can be no such assurance about the level of future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow. Consequently, whether the booked amount of intangible assets, which calculated considering the Company’s direct ownership interest in Cointel amounts to 177 million and of Telefónica’s fixed assets and tax on minimum presumed income, which calculated considering the Company’s indirect ownership interest in such company amounts to 2,867 million are fully recoverable depends on the effect that the outcome of such renegotiation may have on Telefónica’s and Cointel’s operations and cash flows.

Additionally, Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no “effective competition”, the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local areas. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

Financial situation

As of the issuance date of the financial statements, Cointel and Telefónica owed a total amount of approximately 3,713 million (equivalent to US$993 million) to related parties. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables (“events of anticipated maturity”) if there are changes in the companies’

equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

In relation to the loans mentioned in the preceding paragraph, the creditor has advised Cointel and Telefónica that until February 25, 2003: (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, until such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, Cointel has classified in current liabilities as of September 30, 2002, as maturing in February 2003, a loan of US$9 million (equivalent to 34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or relevant affiliate. Cointel obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of September 30, 2002, Cointel´s and Telefónica’s consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$1,028 million (equivalent to 3,845 million as of September 30, 2002).

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica´s operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in “Evolution of the Current Economic Situation in Argentina”, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable Cointel and Telefónica, together with internally generated funds, meet Cointel and Telefónica’s current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in “Evolution of the Current Economic Situation in Argentina”) provided by the BCRA is in force, or should it be extended beyond February 8, 2003, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities of Cointel and Telefónica affected by this situation amount to 3,950 million. In addition, 4,200 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, the amounts that were disclosed as noncurrent in Cointel’s and Telefónica’s balance sheets as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of September 30, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica have stated that they will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt and short-term refinancing, as of the date of issuance of the accompanying financial statements, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Net Revenues

Net revenues decreased by 46.9% to 2,452 million in 2002 from 4,614 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Tariff Regulation”, the decrease in revenue was principally due to the drop of approximately 37.8% in prices measured in real terms.

The following table shows the main operating revenues in million of pesos by service category for 2002 and 2001 (net of intercompany transactions). The amounts as of September 30, 2001 have been restated in constant pesos of September 30, 2002:

	2002	2001
Basic Telephone service
Measured service	741	1,316
Monthly basic charges (1)	670	1,126
Special services	301	497
Installation charge	35	93
Public phones	183	381
Access charges	211	498
International long-distance service	71	232
Telephone equipment	17	131
Publishing of telephone directories	27	110
Other	196	230

Total	2,452	4,614

(1)	Includes monthly basic charges and charges for supplemental services.

The main variances (in constant Argentine pesos of September 30, 2002) are due to the following reasons:

Measured service

Measured service includes revenues that Telefónica collects from the traffic of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and by customers of other operators routed through Telefónica’s networks as well as other operators’ network. In this latter case, Telefónica bills and collects revenues for call completion, while, conversely, Telefónica pays other operators for the cost of using their networks.

The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 38% as a result of applying the same rate per telephone pulse of 0.0469 in both periods in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; and (ii) a decrease in average local and domestic long-distance use per line by 15.3%, mainly due to the state of the country’s economy. These effects were partially offset by an increase in average number of billable lines (fixed charge lines), mainly because of an increase in the number of local lines, partially offset by a reduction in average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). Approximately 81% of the variation in revenues from the measured service is due to the factor described in (i).

Monthly basic charges

The variation was basically due to the rate reduction in real terms close to 37% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services

The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges, prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 24% from 5,457 million minutes in 2001 to 4,147 million minutes in 2002. Furthermore, during 2002 there was an increase of 41% in revenue from the sale of prepaid cards that did not fully compensate the rate reduction in real terms.

Installation charges

The change was principally due to a decrease in the amount of basic telephone lines installed during the nine-month period ended September 30, 2002 and a decrease in prices in real terms.

Public phones

The decrease was mainly due to: (i) a drop in prices in real terms, partially offset by lower commissions paid; (ii) a lower average demand from pay-phones operated by third parties (“telephone stations”) and semi-public telephones of approximately 6.6% and 1.9% respectively; (iii) a reduction of 20.3% in the number of semi-public lines installed; and (iv) a decrease by 3.3% and 8.1% in public telephone installed and consumption, respectively.

Access charges

Access charges revenues as of September 30, 2002 and 2001, amounted to 211 million and 498 million, respectively, representing a decreased of 57.6%. This variation was mainly due to: (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators.

International long-distance service

International long-distance service revenues decreased by 69.4% to 71 million in 2002 from 232 million in 2001. This change was mainly due to a reduction of outgoing rates in real terms, partially offset by a decrease in discounts granted. Likewise, there was a reduction in incoming and outgoing traffic of approximately 20% and 19%, respectively.

Telephone equipment

This variation was due to a significant reduction in the units sold of telephone and computer equipments, among others, and a reduction in sale prices in real terms.

Publishing of telephone directories

Revenues from the publishing of telephone directories decreased to 27 million in 2002 from 110 million in 2001, representing a 75.5% decrease, mainly as a result of the decline in prices in real terms and additionally, due to the reprogramming of the distribution of certain directories which had been issued in 2001 but not in 2002.

Other

Other revenues decreased from 230 million in 2001, to 196 million in 2002, which represents a decrease of 14.8%. This variation was mainly due to a reduction in revenues from Direct Lines and Digital Lines as a result of lower rates in real terms.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses (“operating costs”) decreased to 2,459 million in 2002 from 3,513 million in 2001.

The following table shows the breakdown of expenses in million of pesos for 2002 and 2001 (net of intercompany transactions). The amounts as of September 30, 2001 have been restated in constant pesos of September 30, 2002:

	2002	2001
Salaries and social security taxes	348	560
Depreciation and amortization (1)	1,078	1,031
Fees and payments for services	451	946
Material consumption and other	71	97
Allowance for doubtful accounts	205	296
Sales costs	22	130
Management fee	103	201
Other	181	252

	2,459	3,513

(1)	Excluding the portion classified as financial expenses.

The main variances (in constant Argentine pesos of September 30, 2002) are due to the following reasons:

Salaries and social security taxes

The variation was mainly due to: a) a drop in real terms in salaries during 2002 as compared to 2001 and b) a personnel reduction in Telefónica, which decreased to 9,207 in 2002 from 9,680 in 2001.

Lines in service per employee increased to 480 in 2002 from 467 in 2001, which represents an increase of 2.8%.

Depreciation and amortization

Total depreciation and amortization increased by 4.6% to 1,078 million in 2002 from 1,031 million in 2001. The change was principally due to the amortization of the net book value of goodwills related to the internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date.

Fees and payments for services

The variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis, principally in (i) advisory and consulting expenses by 59.9 million, services related to information systems of 46.8 million, sales commissions by 33.8 million, cost related to related companies by 39.1 million, temporary personnel costs 23.8 million; (ii) decrease in interconnection charges with other operators by 53.0 million due to a decrease of consumption and tariffs (in real terms) and lower access costs in the northern region for 7.8 million; (iii) expenses related to Building refurbishing incurred during 2001 by 21.6 million and other network maintenance costs for 11.8 million; (iv) elimination in 2002 of the reduction in social security taxes (UIT) by 11.3 million; (v) expenses related to the directories publishing business for 27 million, in part, due to directories distribution (see “Net revenues—Publishing of telephone directories”); (vi) advertising expenses by 126 million related to the completion of certain advertising campaigns carried out in 2001 and (vii) travelling, safety and communications expenses by 15.1 million and other operating expenses by 17.9 million.

Material consumption and other

Costs for consumption of materials and other supplies decreased from 97 million in 2001 to 71 million in 2002, which represents a 26.8% decrease. This variation is primarily the result of lower consumption of certain materials.

Allowance for doubtful accounts

The charge for the allowance for doubtful accounts decreased to 205 million in 2002 from 296 million in 2001. This represents a 30.7% decrease. The charge was 8.4% in terms of allowance for doubtful accounts over net revenues, equivalent to a 30.3% increase compared to 2001 as a result of the estimated effect of the Argentine macroeconomic situation, which has affected significantly certain types of customers.

Sales cost

The decreased cost of sales results mainly from cost reduction in real terms and from the decrease of telephony equipment and accessories sales.

Other operating costs

The charge to income of other operating costs decreased from 252 million in 2001, to 181 million in 2002, which represents a 28.2% decrease. The variation was mainly due to the decrease in costs in real terms, and particularly in: i) taxes by 30 million, ii) transportation costs by 16 million, iii) other personal expenses of 11 million, iv) commissions by 15 million, v) allowance for low inventory-turnover by 15 million, since it was booked in 2001 and vi) insurance by 4 million; these effects were offset by the charge of tax on checking accounts credits and debits since in 2001 it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses).

Financial Gains and Losses, net

Consolidated gross capitalized interest totaled 8 million in 2002 and 58 million in 2001. In 2002, capitalized exchange difference amounts to 29 million.

In 2002 and 2001, net financial gains and losses amounted to a loss of 3.666 and 206 million, respectively, which represents an increase of the loss of 3,460 million (1,680%). The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the exposure to inflation, amounted to a loss of 2,986 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of 540 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of 97 million.

Other Expenses, Net

Other expenses, net decreased to 102 million in 2002 from 184 million in 2001, representing a 44.6% variation. Such decrease is mainly due to a decrease in charges in real terms. The most part of the variation is due to employee termination costs of 50 million and a decrease in fixed assets retirements by 18 million. In relation with the charge for contingencies, although the charge in 2002 was higher, the variation in real terms in 2002 as compared to 2001 is a net decrease of 8 million.

Net loss of spun-off businesses

Includes loss of spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Net (Loss) Income for the period

As a result of the factors discussed above, net (loss) income amounted to a loss of 3,774 million in 2002 and a gain of 431 million in 2001.

Media Business

The Company looks to TESA’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

On the basis of financial information furnished by Atco to the Company as of September 30, 2002, Atco presents negative shareholders’ equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, the Company valued its investment in Atco as of September 30, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of September 30, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Notes 5.1.b) and c) to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

Company’s Liquidity and Capital Resources

As of September 30, 2002, the Company’s total liabilities amount to 2,027.1 million, which consist of 28.6 million in Negotiable obligations (including interests as of that date), 1,993.5 million of payables to related parties and 5 million in tax liabilities, other payables and short-term accounts payable.

As of September 30, 2002, the Company’s cash and cash equivalents amount to 0.2 million.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to equity interests in related parties, proceeds from dispositions of its ownership interests and other assets, and bank borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through September 30, 2002. Cointel did not pay dividends during the nine-month periods ended September 30, 2002 and 2001. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through September 30, 2002. Telefónica did not pay dividends during the nine-month period ended September 30, 2002.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in 11.3.a. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001. During 2002 and 2001, the Company collected 25 million (including 4.7 through a credit compensation, as described below) and 97 million (in constant pesos as of September 30, 2002), respectively. As of the issuance date of the accompanying financial statements, TESA Arg. repaid 2.8 million of its debt as of September 30, 2002 under such agreement. See Note 16.1. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001.

The Company uses its funds mainly to pay principal amount and interest on its debt, to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2002 and 2001 the Company did not pay dividends.

As a consequence of the transfer of the Company’s shares to TESA, as explained in “Agreement between the Company’s Former Principal Shareholders and TESA”, that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in its terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. to the Company’s financial statements as of September 30, 2002 and 2001. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Serie C Negotiable Obligations, whose face value amounted to 0.3 million.

On October 9, 2001, as a consequence of the CNV solicitation from July 20, 2001, the Company’s Board of Directors resolved to call a Special Series A and B Noteholders´ Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such Obligations negotiable (“the Authorization”). Additionally, on October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and taxes related. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and the Authorization Fee, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. Until June 30, 2002, as the Company had the intention to repay the principal amount of Negotiable obligations, it had classified the principal amount as Current bank and other financial payables. As of September 30, 2002, due to the continuity of the Argentine macroeconomic context and financial system situation described in detail in Note 10. to the Company’s financial statements as of September 30, 2002 and 2001, the Company has decided to maintain the principal amount of Negotiable obligations until its maturity date, and has classified the principal amount of Negotiable obligations of US$7.6 million (equal to 28.2 million as of September 30, 2002) as Noncurrent bank and other financial payables as of September 30, 2002.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the

Company has classified such loan as “Current liabilities – Accounts payable to related parties” as of September 30, 2002.

According to the abovementioned, as of September 30, 2002, the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$524.1 million (equivalent to $1,960.1 million as of September 30, 2002). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 11.3.a. to the Company’s financial statements as of September 30, 2002 and 2001 against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million. On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of September 30, 2002, the book value of such loan amount to US$6.1 million (equivalent to $22.8 million as of September 30, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until February 25, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

While the restriction to transfer funds abroad (described in detail in Note 10. to the Company’s financial statement as of September 30, 2002 and 2001) provided by the Central Bank of Argentina (“BCRA”) is in force, or should it be extended beyond February 8, 2003, the Company is unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 1,998 million. In addition, 28 million classified as noncurrent in the balance sheet of the Company as of September 30, 2002, result from the negotiable obligations agreement (see Note 7. to the Company’s financial statement as of September 30, 2002 and 2001) providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met (as provided in the related agreements), as could be the case of interest on negotiable obligations, which are included in the abovementioned current payables. If default is declared on the basis of the abovementioned reason, the amounts that were disclosed as noncurrent in the Company’s balance sheet as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable. As of the date of the accompanying financial statements, the Company has obtained the necessary authorizations from the BCRA in the requested cases.

As of September 30, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately US$534 million (equivalent to 1,998 million as of September 30, 2002).

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Notes 2.6.c) and 5.1.a) to the Company’s financial statement as of September 30, 2002 and 2001.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10. to the Company’s financial statements for the nine-month periods ended September 30, 2002 and 2001, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of the accompanying financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Trend information

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

Telecommunications Business

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of September 30, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/CTP or the others as their new provider of service. In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators.

Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effects on Telefónica’s overall operations or revenues.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filling of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polinomic formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, the financial position or results of the operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s management, the implementation of Telefónica’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

Telefónica has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

Telefónica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

Telefónica’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlled companies.

Media Business

The Company looks to TESA’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments. On the basis of financial information furnished by Atco to the Company as of September 30, 2002, Atco presents negative shareholders’ equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, the Company valued its investment in Atco as of September 30, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of September 30, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: December 17, 2002	By:	/S/ PABLO LUIS LLAURÓ

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel